Lanham & Lanham, LLC
A Professional Law Firm
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28652 Oso Parkway                                      Telephone: (949) 858-6773
Suite D                                                Facsimile: (949) 858-6774
Rancho Santa Margarita, California 92688


August 27, 2012

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Scot Foley

RE: Caribbean Pacific Marketing, Inc.
    File No. 333--180008 (Form S-1/A4)

Dear Mr. Foley:

In response to your comment letter dated August 21, 2012, the Registrant has filed Amendment No. 7 to its Registration Statement. We have corrected the audited financial statements date on Page 28 as requested in the sole comment.

In accordance with Rule 461 [17 CFR 230.461] the Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement to 9:00 am EDT on August 29, 2012. There are no underwriters involved with this Offering. The Registrant is aware of its responsibilities under the securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of its securities as specified in the above-referenced Registration Statement.

Thank you for your consideration.

Very truly yours,


/s/ Randall Lanham
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RANDALL LANHAM, ESQ.
Lanham & Lanham, LLC